News Release

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Zurich Financial Services announces record results

Zurich Financial Services
Mythenquai 2
8022 Zurich
Switzerland
www.zurich.com
SWX Swiss Exchange/virt-x: ZURN
Valor: 001107539

Media Relations
Phone +41 (0)44 625 21 00
Fax +41 (0)44 625 26 41
media@zurich.com

Investor Relations
Phone +41 (0)44 625 22 99
Fax +41 (0)44 625 36 18
investor.relations@zurich.com

Zurich, February 15, 2007 – Zurich Financial Services Group (Zurich) reported today a record business operating profit and net income for the year 2006, based on continued underlying strengths in its General Insurance segment, robust growth in Global Life and a solid expansion at Farmers Management Services.

"I am delighted with Zurich's performance. The results highlight our ability to generate strong underlying earnings growth across our well-balanced and diversified book of business while maintaining financial strength and operational discipline," said James J. Schiro, Chief Executive Officer of Zurich. "Reflecting our confidence in the sustainability of the Group's operating performance, Zurich's Board of Directors has recommended a significant increase of the return to shareholders."

Performance highlights include:

- **Net income[1] of USD 4.5 billion, an increase[2] of 41%. Return on equity (ROE) of 19.0%**
- **Business operating profit (BOP) of USD 5.9 billion, an increase of 48%. BOP ROE[3] after tax of 18.1%**
- **General Insurance gross written premiums and policy fees of USD 34.2 billion, an increase of 2% (in local currencies), and a combined ratio of 94.2%, an improvement of 6.6 percentage points**
- **Global Life new business volume growth of 15%, with an increase in new business value after tax of 38% (both numbers in local currencies) leading to a new business margin after tax of 21.7%[4]**
- Farmers Management Services' management fees increased 4% to USD 2.1 billion

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- **Shareholders' equity of USD 26.5 billion, an increase of 18%**
- **Diluted earnings per share of CHF 38.71, up 43%**

The Zurich Board of Directors proposes to the Annual General Meeting of April 3, 2007 a gross dividend of CHF 11.00 per share, a 57% increase over last year's CHF 7.00 payout to shareholders. Furthermore, the Group announces that the Board has authorized a repurchase of CHF 1.25 billion worth of shares over the course of 2007. Together, these shareholder distributions account for roughly 51% of 2006 profits.

Mr. Schiro added: "The proposed dividend positions the Group among the top tier of its peer group. We commit to further create shareholder value by continuing to realize efficiency gains and investing in selective profitable growth opportunities through organic and inorganic means."

The results underscore the combined effects of a well-diversified portfolio, a strong balance sheet and continued disciplined focus on operational improvements. Through instilling a culture of excellence in all core business processes – through The Zurich Way operational improvement program – the Group continued to realize efficiency gains and exceed the benefit improvement target of USD 500 million after tax for 2006. The benefits can be seen in the underlying growth and profitability of all business segments.

Going forward, the Group sees further opportunities for profitable growth, both organic and through acquisitions, based on new distribution touch points and product offerings. In 2006 alone, the Group invested approximately USD 250 million in bolstering its technology, knowledge enhancing and distribution capabilities, and it expects to see direct benefits in 2007 and beyond. Furthermore, a number of significant growth initiatives

under The Zurich Way concentrate on increasing the efficiency of distribution channels, adopting a rigorous approach to product development and better understanding and responding to customer needs. Zurich will also look carefully at targeted acquisitions where such opportunities arise and provided they can create shareholder value. We believe the benefits from all these actions will drive strong performance throughout the market cycle.

Segment performance

General Insurance: With all major markets showing a strong underlying performance, business operating profit increased 100% to USD 3.8 billion. While the underwriting result increased by USD 1.9 billion, the underlying performance improved by USD 350 million, or 1.1 percentage points, after excluding the effects of the extreme catastrophes in 2005 and prior-years reserve movements in both years. In addition, through the use of refined market segmentation techniques and strict catastrophe accumulation management the Group considerably improved the quality of its book of business.

Although rates remained broadly flat across the Group, Zurich managed to increase gross written premiums and policy fees by 2% (in local currencies) by actively selecting and managing growth opportunities in attractive markets in Europe, the US and elsewhere. While the rate picture continues to be mixed by both geography and line, the Group continues to carefully assess the impact of the current rate environment and accumulation exposures by applying sophisticated portfolio analyses, disciplined underwriting standards and global capital management procedures, in addition of benefiting from strong diversification effects.

Global Life: The Global Life segment ended the year on a high note as evidenced by a strong new business value after tax of USD 515 million, up 27%. This result reflects the market leadership that Zurich continues to show in its chosen unit-linked and protection markets. It was driven by strong Annual Premium Equivalent (APE) growth of 15% in local currencies, leading to an improvement in new business margin after tax to 21.7%. The significant profit margin improvement underscores the dedicated focus on operational efficiency and profitable growth initiatives.

Global Life's results benefited from particularly strong growth contributions and market share gains in Ireland and South East Asia. In South East Asia, the Group recorded a 81% increase in APE and achieved a very attractive new business margin. Switzerland and Germany also contributed to the strong growth in new business value. Even after a transfer of USD 1.1 billion of excess capital from Global Life to the Group at the end of 2005, business operating profit was up 8% compared with last year and reached USD 1.2 billion.

Farmers Management Services: Management fees at Farmers Management Services increased by 4%. This was in line with full year premium written growth of over 3% at the Farmers Exchanges, which Zurich manages but does not own. In 2006 work began on the creation of a shared services platform in North America, which is expected to drive operating efficiencies, while several investments were made in accelerating the growth of business through distribution productivity gains and expanded product offerings. Due to these investments and the remittance of surplus capital to the Group in late 2005, business operating profit fell slightly by 2% to USD 1.2 billion, leading to a reduction in the gross operating margin to 49.1%.

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Strong growth at Farmers Exchanges was the consequence of increases across all major lines of business. This was also evidenced by a net gain of policies in force of 657,000 over the course of 2006 together with an all-time high of more than 14,000 agents in force.

Other Businesses: The Other Businesses segment increased its business operating profit to USD 554 million compared with USD 413 million in 2005. Of this, USD 181 million arose from reinsurance business received from the Farmers Exchanges. The other operations in this segment contributed USD 373 million with profits stemming from certain run off businesses, including Centre's contribution of USD 246 million.

Group Investments: Due to lower total net capital gains, total net investment result for Group investment decreased 8% to USD 9.4 billion, resulting in a net investment return of 5.1% as opposed to 5.6% in 2005. Net capital gains attributable to shareholders, though, benefited from an improved return on equities and alternative investments, and as a result increased by 13% to USD 1.1 billion. Net investment income, which contributes to business operating profit, increased by 1.5% to USD 7.9 billion producing a higher income yield of 4.3% compared with 4.2% in 2005.

Payout to shareholders

The Group's previously declared dividend policy targets a competitive yield and sustainable dividend levels with the possibility of some further progression going forward. Other capital management related issues will be dealt with outside of the regular dividend. The proposed capital return to shareholders meets that commitment as it follows a very strong performance during 2006 and reflects the Group's achievements in reaching a sustainable

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level of financial strength and operational discipline. It is comprised of a proposed gross dividend of CHF 11.00 per share, and authorization of a share buyback of up to CHF 1.25 billion or approximately USD 1 billion over the course of 2007. At the closing price of CHF 347.75 on February 14, 2007, this would represent 3.59 million shares or approximately 2.5% of shares issued. The share buyback will be carried out on a second trading line on virt-x expected to be open before the end of the month. At the Annual General Meeting 2008, a proposal to cancel all repurchased shares will be submitted to the shareholders.

[1] Attributable to shareholders.

[2] All comparisons refer to the full year 2005 unless stated otherwise.

[3] ROE calculated on common shareholders' equity. See the Financial Supplement and the Financial Review on the Investor Relations page of our Web site www.zurich.com for further information on shareholders' and common shareholders' equity.

[4] Calculated in accordance with the European Embedded Value principles.

Note to editors:

There will be a media conference at 11:00 a.m. CET at the Zurich Development Center, Keltenstrasse 48, Zurich. Reporters who cannot participate in person may dial in by telephone. Please note that during the Q&A session no questions will be taken from participants dialing in.

Dial-in numbers:

- Europe +41 (0)91 610 56 00
- UK +44 (0)207 107 06 11
- USA +1 (1) 866 291 41 66

The presentation to analysts and investors will be webcast on our Web site www.zurich.com live from 9:30 a.m. CET followed by a webcast playback available after 1 p.m. CET. Reporters may listen in by telephone. Please dial the numbers given above.

Presentations for analysts and media, as well as supplemental information including information on the business divisions, will be available on our Web site www.zurich.com. Please click on the "Annual Results 2006 - Media View" button on the bottom right corner of our homepage.

Zurich Financial Services Group (Zurich) is an insurance-based financial services provider with a global network of subsidiaries and offices in North America and Europe as well as in Asia Pacific, Latin America and other markets. Founded in 1872, the Group is headquartered in Zurich, Switzerland. It employs approximately 55,000 people serving customers in more than 120 countries.

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Financial Highlights (unaudited)

The following table presents the summarized consolidated results of the Group for years ended December 31, 2006 and 2005 and the financial position as of December 31, 2006 and 2005. Certain prior year amounts have been reclassified to conform to the 2006 presentation.

in USD millions, for the years ended December 31, unless otherwise stated	2006	2005	Change in GC[1,2]	Change in LC
Business operating profit	**5,861**	3,947	48%	
Net income attributable to shareholders	**4,527**	3,214	41%	
General Insurance gross written premiums and policy fees	**34,178**	33,401	2%	2%
Global Life gross written premiums, policy fees and insurance deposits	**21,022**	19,536	8%	7%
Farmers Management Services management fees	**2,133**	2,058	4%	4%
General Insurance business operating profit	**3,831**	1,913	100%	
General Insurance combined ratio (in %)[3]	**94.2%**	100.8%	6.6 pts	6.0 pts
Global Life business operating profit	**1,162**	1,079	8%	
Global Life new business value, after tax[4]	**515**	406	27%	38%
Global Life gross new business annual premium equivalent (APE)	**2,368**	2,303	3%	15%
Farmers Management Services business operating profit	**1,202**	1,221	(2%)	
Farmers Management Services gross operating margin (in %)[5]	**49.1%**	51.9%	(2.8 pts)	
Group investments average invested assets[6]	**185,370**	185,072	-	(3%)
Group investments results, net	**9,435**	10,294	(8%)	(9%)
Group investments return (as % of average invested assets)	**5.1%**	5.6%	(0.5 pts)	(0.3 pts)
Shareholders' equity	**26,531**	22,426	18%	13%
Diluted earnings per share (in CHF)	**38.71**	27.11	43%	
Return on common shareholders' equity (ROE)	**19.0%**	15.5%	3.5 pts	
Business operating profit (after tax) return on common shareholders' equity	**18.1%**	13.6%	4.5 pts	

[1] Positive / (negative) change

[2] Change in diluted earnings per share is based on CHF

[3] The General Insurance combined ratio is calculated as the sum of net earned premiums and policy fees less the net underwriting result, divided by net earned premiums and policy fees.

[4] Global Life new business value is the present value of the projected after tax profit from life insurance contracts sold in the year.

[5] Farmers Management Services gross operating margin is calculated as the sum of Farmers management fees less management expenses, divided by Farmers management fees.

[6] Excluding cash collateral received for securities lending

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Disclaimer and cautionary statement

Certain statements in this document are forward-looking statements, including, but not limited to, statements that are predications of or indicate future events, trends, plans or objectives. Forward-looking statements include statements regarding our targeted profit improvement, return on equity targets, expense reductions, pricing conditions, dividend policy and underwriting claims improvements. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and Zurich Financial Services' plans and objectives to differ materially from those expressed or implied in the forward looking statements (or from past results). Factors such as (i) general economic conditions and competitive factors, particularly in our key markets; (ii) performance of financial markets; (iii) levels of interest rates and currency exchange rates; (iv) frequency, severity and development of insured claims events; (v) mortality and morbidity experience; (vi) policy renewal and lapse rates; and (vii) changes in laws and regulations and in the policies of regulators may have a direct bearing on Zurich Financial Services' results of operations and on whether Zurich Financial Services will achieve its targets. Zurich Financial Services undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or circumstances or otherwise.

This communication is directed only at persons who (i) have professional experience in matters relating to investments or (ii) are persons falling within Article 49(2)(a) to (d) (high net worth companies, unincorporated associations, etc) of The Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (as amended) or to whom it may otherwise lawfully be communicated (all such persons together being referred to as relevant persons). This communication must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons.

It should be noted that past performance is not a guide to future performance.

Persons requiring advice should consult an independent adviser.

THIS COMMUNICATION DOES NOT CONTAIN AN OFFER OF SECURITIES FOR SALE IN THE UNITED STATES; SECURITIES MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR EXEMPTION FROM REGISTRATION; AND ANY PUBLIC OFFERING OF SECURITIES TO BE MADE IN THE UNITED STATES WILL BE MADE BY MEANS OF A PROSPECTUS THAT MAY BE OBTAINED FROM THE ISSUER AND THAT WILL CONTAIN DETAILED INFORMATION ABOUT THE COMPANY AND MANAGEMENT, AS WELL AS FINANCIAL STATEMENTS.

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